EXHIBIT 99.1

POET Technologies Announces Dr. Bill Ring Awarded as 2018 PIC Technologist by PIC International Magazine

SAN JOSE, Calif., April 11, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides, and Photonic Integrated Circuits (PIC) for the data communication and telecom markets, today announced that Dr. William S. Ring, POET’s Senior Vice President, received the 2018 PIC Technologist Award by PIC magazine at the PIC International Conference in Brussels, Belgium on April 10, 2018. This award recognizes experts in translating PIC technologies towards commercial reality and product qualification, including the filing of IP/patents and publications through papers and speaking engagements.

POET’s Chief Executive Officer, Suresh Venkatesan, commented, “On behalf of the entire team at POET, I want to extend our congratulations to Bill on this distinguished recognition. Since joining the Company in 2016 as part of our acquisition of BB Photonics, his deep experience and expertise in photonics have been instrumental toward advancing POET’s technology development efforts. More specifically, the unique capabilities provided by the dielectric waveguide technology developed by Bill while at BB Photonics is a key enabler for POET’s Optical Interposer platform, which is now serving to revolutionize the platform method for integrating photonics in data communication applications. The meaningful contributions Bill has made to both the Company and the industry merit this well-deserved recognition, and we are very pleased to have him as a key part of our leadership team as we work to bring the next generation of optoelectronic and photonic solutions to market.”

Dr. Ring joined POET in June 2016 following the Company’s acquisition of BB Photonics, where he served as CEO and president. Prior to BB Photonics, he was the CTO for Solar Systems Pty Ltd., an Australian-based photovoltaic company. In addition to working as a consultant to several Fortune 500 companies and many start-up companies in the areas of defense, optoelectronic components and datacenter optical devices, Dr. Ring previously held positions at Tyco Electronics, as director of operations and director of development for devices and transceivers. Before joining Tyco, he was a principle engineer at Hewlett Packard (HP) and responsible for the design and development of 1310nm FP, 1480nm pump and DFB lasers for HP’s fiber optics group. In 1995, he introduced the first strained MQW laser into production at HP's UK facility that was later deployed in HP’s 1300nm SFF/SFP transceivers. Dr. Ring holds a PhD in Philosophy and Physics from the University of Surrey.

About POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:
Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third-party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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